Exhibit 99.1

58.com Reports Third Quarter 2013 Unaudited Financial Results

BEIJING, November 27, 2013 -- 58.com Inc. (NYSE: WUBA) (“58.com” or the “Company”), China’s largest online marketplace serving local merchants and consumers, today reported its unaudited financial results for the third quarter ended September 30, 2013.

Third Quarter 2013 Financial Highlights

•	Total revenues were US$41.6 million in the third quarter of 2013, a 77.6% increase from the same quarter of 2012.

•	Gross margin was 94.5% compared with 88.0% in the same quarter of 2012.

•	Operating income was US$7.3 million, compared with a loss of US$6.1 million in the same quarter of 2012.

•	Net income was US$8.5 million, compared with a loss of US$6.3 million in the same quarter of 2012.

•	Basic and diluted earnings per share attributable to ordinary shareholders were US$0.06 and US$0.05.

•	Basic and diluted earnings per ADS attributable to ordinary shareholders were US $0.11 and US$0.10. One ADS represents two Class A ordinary shares.

Non-GAAP Financial Highlights

•	Non-GAAP operating income[1] was US$8.1 million, compared with non-GAAP operating loss of US$5.7 million in the same quarter of 2012.

•	Non-GAAP net income was US$9.3 million, compared with non-GAAP net loss of US$5.9 million in the same quarter of 2012.

Management quotes

“We are pleased to report our quarterly results for the first time as a public company,” commented Mr. Michael Yao, Chairman and Chief Executive Officer of 58.com. “Our business continued to grow rapidly in the third quarter as our profitability further improved due to higher revenues and the powerful network effect that our business strategy creates. We will continue to invest aggressively and work diligently to improve our competitive advantage in China’s massive local services market.”

1 To provide investors with additional information about the financial results, the Company discloses within this press release non-GAAP operating income or loss, and non-GAAP net income or loss, which are defined as operating income or loss excluding share based compensation expenses, and net income or loss excluding share-based compensation expenses, respectively. The tax effect for the reconciling item is zero. Please see the GAAP and non-GAAP explanation and reconciliation tables at the end of this release.

“After turning profitable in the second quarter of 2013, the Company’s operational and financial results continued to improve during this quarter.” said Mr. Hao Zhou, Chief Financial Officer of 58.com, “The number of paying merchant members and our total revenues continued to grow rapidly during the quarter. Online marketing services revenues continued to grow at a faster pace than membership revenues, demonstrating the enormous potential of our online marketing services. We are eager to seize any opportunities as they arise to further expand our business going forward.”

Shares Outstanding

As of September 30, 2013, the Company had a total of 44,245,388 ordinary shares and 87,566,599 preference shares issued and outstanding. As of October 31, 2013, in connection with the Company's initial public offering, all preference shares were redesignated and automatically converted to Class B ordinary shares on a one-for-one basis. At the same time, the Company issued 27,064,706 new Class A ordinary shares in the offering and in a private placement concurrent with the offering. As of November 27, 2013, the Company has a total of 158,876,693 ordinary shares issued and outstanding, including 27,064,706 Class A ordinary shares (among which 25,300,000 are in the form of ADSs) and 131,811,987 Class B ordinary shares.

The Company’s ADSs, traded on the NYSE, each represent two Class A ordinary shares.

Third Quarter 2013 Financial Results

Revenues

Total revenues were US$41.6 million, representing an increase of 77.6% from US$23.4 million in the third quarter of 2012.

Membership revenues were US$24.2 million, an increase of 79.9% from US$13.5 million in the same quarter of 2012. The increase was primarily driven by the increase in the number of paying merchant members. The number of paying merchant members during the third quarter of 2013 was approximately 353,000, an increase of 73.0% from 204,000 in the same quarter of 2012.

Online marketing services revenues were US$17.1 million, an increase of 112.4% from US$8.1 million in the same quarter of 2012. The increase in online marketing services revenues was primarily attributable to the first quarter 2013 nation-wide launch of the Company’s real-time bidding services. Other online marketing services, such as priority listings and marketing services offered through agreements with third-party internet companies in China, also contributed to the increase in online marketing services.

Revenues from other services, which were primarily related to group buying services, were US$0.3 million, a decrease of 85.4% from US$1.9 million in the same quarter of 2012. The Company began significantly scaling back its group buying services in mid-2012.

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Cost of Revenues

Cost of revenues was US$2.3 million, a decrease of 17.8% from US$2.8 million during the same quarter of 2012. The year-over-year decline in cost of revenues was primarily driven by the decrease in business tax. Effective on January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched the Value Added Tax (‘‘VAT’’) Pilot Program for certain industries in certain regions. Most of the Company’s subsidiaries and consolidated affiliated Chinese entity and its subsidiaries fall within the scope of the VAT Pilot Program and are located in the cities where the VAT pilot program was launched. The Company’s revenues from these cities became subject to the VAT instead of business tax following the implementation of the Pilot Program. Business tax is included in cost of revenues and revenues while VAT is netted against revenues.

Gross Profit and Gross Margin

Gross profit was US$39.3 million, an increase of 90.6% from US$20.6 million during the same quarter of 2012.

Gross margin was 94.5%, compared with 88.0% during the same quarter of 2012.

Operating Expenses

Operating expenses were US$32.0 million, representing an increase of 19.7% from US$26.8 million in the same quarter of 2012.

Sales and marketing expenses in the third quarter of 2013 were US$22.2 million, an increase of 20.8% from US$18.4 million in the same quarter of 2012. The increase in sales and marketing expenses was primarily due to increased advertising expenses and increased salaries, benefits and commissions for sales and customer services personnel. The advertising expenses were US$5.9 million and US$5.0 million in the third quarter of 2013 and 2012 respectively. The sales and marketing expenses excluding advertising expenses were US$16.3 million and US$13.4 million in the third quarter of 2013 and 2012 respectively.

Research and development expenses during the third quarter of 2013 were US$6.4 million, an increase of 31.3% year-over-year from US$4.9 million in the same quarter of 2012. The increase was primarily due to increased salaries and employee benefits as a result of hiring additional research and development personnel for the development of new features and services.

General and administrative expenses in the third quarter of 2013 were US$3.4 million, a decrease of 2.7% from US$3.5 million in the same quarter of 2012. The decrease was primarily driven by the provision for bad debts related to prepayments to group buying merchants during the third quarter of 2012.

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Operating Income

Operating income was US$7.3 million in third quarter of 2013 compared with an operating loss of US$6.1 million in same quarter of 2012. Operating margin was 17.5% in the third quarter of 2013, compared with (26.2)% in the same quarter of 2012.

Non-GAAP operating income was US$8.1 million in the third quarter of 2013 compared with non-GAAP operating loss of US$5.7 million in the same quarter of 2012. Non-GAAP operating margin was 19.4% in the third quarter of 2013 compared with non-GAAP operating margin of (24.2)% in the same quarter of 2012.

Net Income

Net income was US$8.5 million in the third quarter of 2013, compared with a net loss of US$6.3 million in the same quarter of 2012. Net margin was 20.4% in the third quarter of 2013, compared with (27.0)% in the same quarter of 2012.

Non-GAAP net income was US$9.3 million in the third quarter of 2013, compared with non-GAAP net loss of US$5.9 million in the same quarter of 2012. Non-GAAP net margin was 22.3% in the third quarter of 2013, compared with non-GAAP net margin of (25.0)% in the same quarter of 2012.

Basic and Diluted Earnings per ordinary share and per ADS and Pro forma Earnings per Share

Basic and diluted earnings per share attributable to ordinary shareholders were $0.06 and $0.05 respectively, compared with basic and diluted loss per share of $0.20 during the same quarter last year.

This translates into basic and diluted earnings per ADS attributable to ordinary shareholders of $0.11 and $0.10 respectively, compared with basic and diluted loss per ADS of $0.40 during the same quarter of 2012.

Basic and diluted earnings per share and basic and diluted earnings per ADS were calculated without giving effect to the automatic conversion of preference shares upon the Company's initial public offering. The pro forma earnings per ordinary shares which gave effect to the conversion of 87,566,599 preference shares to Class B ordinary shares were $0.06 and $(0.05) for the third quarter of 2013 and 2012 respectively.

Cash, Cash Equivalents and short-term investments

As of September 30, 2013, the Company had cash, cash equivalents and short-term investment of US$73.5 million, compared with US$51.6 million as of June 30, 2013.

Business Outlook

For the fourth quarter of 2013, the Company expects revenues to be between US$41.0 million and US$43.0 million, representing a year-over-year increase of 65.9% to 74.0%. These estimates reflect the Company’s current and preliminary view, which is subject to change.

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Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributable to the Company’s shareholders and non-GAAP net income margin by excluding share-based compensation expenses from operating profit and net income attributable to the Company’s shareholders, respectively.  The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments.  The use of the above non-GAAP financial measures has certain limitations.  Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results.  The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating the Company’s performance.  These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP.  Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

58.com’s management will host an earnings conference call on Wednesday, November 27, 2013 at 8:00 a.m. U.S. Eastern Standard Time (9:00 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

International:	+1-412-317-0790
U.S. Toll Free:	+1-877-870-4263
Hong Kong:	800-905945
China:	4001-201203
Passcode:	WUBA

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Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 12:00 a.m. U.S. Eastern Standard Time, December 4, 2013. The dial-in details for the replay are as follows:

International:	+1-412-317-0088
U.S. Toll Free:	+1-877-344-7529
Passcode:	10037271

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of 58.com’s website at http://www.58.com.

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China’s largest online marketplace serving local merchants and consumers, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company’s online marketplace enables local merchants and consumers to connect, share information and conduct business. 58.com’s broad, in-depth and high quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com’s strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect. For more information on 58.com, please visit http://www.58.com.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. 58.com may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about 58.com’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: 58.com’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user base and network of local merchants for its online marketplace; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and 58.com does not undertake any obligation to update such information, except as required under applicable law.

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For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5826-4939

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

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58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

 (U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	As of
	December 31 2012	September 30 2013

ASSETS
Current assets:
Cash and cash equivalents	10,669	8,474
Short term investments	24,978	65,062
Accounts receivable	3,196	4,654
Amount due from related parties	2,158	333
Prepayment and other current assets	6,296	7,060
Total current assets	47,297	85,583
Non-current assets:
Property and equipment, net	7,938	6,983
Other non-current assets	688	—
Intangible asset	75	67
Long-term prepaid expenses	458	835
Total non-current assets	9,159	7,885
Total assets	56,456	93,468
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)
Current liabilities:
Accounts payable	11,139	9,310
Deferred revenue	28,955	46,642
Customer advances and deposits	11,040	16,884
Taxes payable	1,877	2,087
Salary and welfare payable	12,413	15,239
Amount due to related parties	—	10
Accrued expenses and other current liabilities	3,579	5,222
Total current liabilities	69,003	95,394
Total liabilities	69,003	95,394
Commitments and contingencies
Mezzanine equity
Series A Preferred Shares	9,866	9,866
Series A-1 Preferred Shares	12,435	13,205
Series B Preferred Shares	55,509	58,949
Series B-1 Preferred Shares	61,707	65,698
Total mezzanine equity	139,517	147,718
Shareholders’ (deficit):
Ordinary shares	1	1
Additional paid-in capital	—	—
Accumulated (deficit)	(152,059)	(149,201)
Accumulated other comprehensive income/(loss)	(6)	(444)
Total shareholders’ (deficit)	(152,064)	(149,644)
Total liabilities, mezzanine equity and shareholders’ (deficit)	56,456	93,468

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58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

 (U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	For the Three Months Ended
	September 30, 2012	June 30, 2013	September 30, 2013

Revenues:
Membership	13,470	20,570	24,231
Online Marketing Services	8,057	14,117	17,114
Other Services	1,910	427	279
Total revenues	23,437	35,114	41,624
Cost of revenues(1)	2,802	2,141	2,303
Gross profit	20,635	32,973	39,321
Operating expenses(1):
Sales and marketing expenses	18,372	19,514	22,198
Research and development expenses	4,896	6,068	6,427
General and administrative expenses	3,504	2,903	3,411
Total operating expenses	26,772	28,485	32,036
(Loss)/ Income from operations	(6,137)	4,488	7,285
Other (expenses)/income:
Interest income	49	27	5
Investment and other income, net	(166)	254	617
Foreign currency exchange (loss)/income, net	(40)	128	63
Others, net	(41)	59	520
(Loss)/Income before tax	(6,335)	4,956	8,490
Income taxes benefit/(expenses)	—	—	—
Net (loss)/income	(6,335)	4,956	8,490
Accretions and income attributable to preference shareholders	(2,597)	(4,209)	(6,031)
Net (loss)/income attributable to ordinary shareholders	(8,932)	747	2,459
Net(loss)/income	(6,335)	4,956	8,490
Foreign currency translation adjustment, net of nil tax	53	(434)	73
Comprehensive (loss)/income	(6,282)	4,522	8,563
Net (loss)/income per ordinary share attributable to ordinary shareholders - basic	(0.20)	0.02	0.06
Net (loss)/income per ordinary share attributable to ordinary shareholders - diluted	(0.20)	0.02	0.05
Weighted average number of ordinary shares used in computing basic earnings per share	44,245,388	44,245,388	44,245,388
Weighted average number of ordinary shares used in computing diluted earnings per share	44,245,388	47,389,071	49,516,222

Note:

(1)	Share-based compensation expense was allocated in cost of revenues and operating expenses as follows:

Cost of revenues	9	12	10
Sales and marketing expenses	83	109	152
Research and development expenses	150	214	318
General and administrative expenses	231	233	323

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58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

 (U.S. dollars in thousands, or otherwise noted)

	For the Three Months Ended September 30,
	2012	2013

Cash flows from operating activities:
Net (loss)/income	(6,335)	8,490
Adjustments to reconcile net (loss)/income to net cash (used in) provided by operating activities:
Share-based compensation expenses	473	803
Depreciation and amortization expenses	1,010	1,194
Investment (income)/loss	453	—
Loss on disposal of property and equipment	63	—
Foreign currency exchange loss/(income), net	40	(63)
Changes in operating assets and liabilities:
Accounts receivable	1,418	(748)
Prepayment and other current assets	3,196	(4)
Amounts due from related parties	(100)	(19)
Accounts payable	(8,892)	617
Deferred revenue	3,167	7,192
Customer advances and deposits	2,583	2,749
Salary and welfare payable	1,467	1,977
Taxes payable	539	235
Accrued expenses and other current liabilities	(172)	409
Net cash (used in)/provided by operating activities	(1,090)	22,832

Cash flows from investing activities:
Purchase of property and equipment	(959)	(1,324)
Purchase of intangible assets	(28)	—
Purchase of short-term investment	(54,464)	(100,940)
Proceeds from maturity of short-term investment	45,870	78,873
Net cash used in investing activities	(9,581)	(23,391)
Cash flows from financing activities:

Proceeds from exercise of stock options	15	267
Net cash provided by financing activities	15	267
Effect of exchange rate changes on cash and cash equivalents	(35)	29
Net decrease in cash and cash equivalents	(10,691)	(263)
Cash and cash equivalents at the beginning of the period	21,066	8,737
Cash and cash equivalents at the end of the period	10,375	8,474

Non-cash supplemental financing activities
Property and equipment in accounts payable	1,240	88
Accretions to preference shares redemption values	2,597	2,820

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58.com Inc.

Reconciliation of GAAP and Non-GAAP Results

(U.S. dollars in thousands, or otherwise noted)

	For the Three Months Ended
	September 30, 2012	June 30, 2013	September 30, 2013

GAAP operating (loss)/income	(6,137)	4,488	7,285
Share based compensation expenses	473	568	803
Non-GAAP operating (loss)/income	(5,664)	5,056	8,088

GAAP net (loss)/income	(6,335)	4,956	8,490
Share based compensation expenses	473	568	803
Non-GAAP net (loss)/income	(5,862)	5,524	9,293

GAAP operating margin	(26.2)%	12.8%	17.5%
Share based compensation expenses	2.0%	1.6%	1.9%
Non-GAAP operating margin	(24.2)%	14.4%	19.4%

GAAP net margin	(27.0)%	14.1%	20.4%
Share based compensation expenses	2.0%	1.6%	1.9%
Non-GAAP net margin	(25.0)%	15.7%	22.3%

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